UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2017

Commission File Number: 001-36697

DBV TECHNOLOGIES S.A.

(Translation of registrant’s name into English)

177-181 avenue Pierre Brossolette

92120 Montrouge France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Changes to Management

DBV Technologies S.A. (the “Company”) announced the following changes to its organizational structure and senior management team, effective immediately:

•	David Schilansky assumes the role of Deputy Chief Executive Officer, enabling effective coordination of the Company’s operational and strategic imperatives, as well as oversight of DBV’s Executive Committee.

•	Charles Ruban assumes expanded leadership role as Chief Operating Officer, responsible for aligning all regulatory, Chemistry, Manufacturing and Controls (CMC), and development functions, with continued oversight of commercial operations globally.

•	Susanna Mesa to be promoted to Chief Business Officer, leading corporate strategy, including strategic finance, investor relations, corporate communications, and corporate affairs.

•	Magali Richard to be promoted to Chief Strategy Officer, assisting in the definition and implementation of strategic objectives, business development and strategic planning.

•	Sébastien Robitaille to be promoted to Chief Transformation Officer, leading DBV’s operational transformation from a development-stage biotechnology company to a potential commercial organization.

•	Pascale Ehouarn to be promoted to Deputy Chief Manufacturing & Supply Officer, responsible for all manufacturing and supply chain processes, including supervision of the Viaskin Peanut GEN4.0 machine.

Resignation of Non-Employee Director and Changes to the Audit Committee and Compensation Committee

DBV has also announced that George Horner III has resigned from the Board of Directors for personal reasons. Mr. Horner has served as a member of DBV Technologies Board of Directors since 2010. The Board has not yet appointed a new member and will communicate a decision regarding the addition of a new member at a later time. In connection with Mr. Horner’s resignation, the Company’s Audit Committee was reconstituted to include Claire Giraut (Chairman), Torbjörn Bjerke and Daniel Soland and the Company’s Compensation Committee was reconstituted to include Torbjörn Bjerke (Chairman), Michael J. Goller and Daniel Soland.

Forward-Looking Statements

This announcement may contain forward-looking statements, including statements regarding the potential benefits of the announced changes to the Company’s organizational structure. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated with the retention of key personnel, and more generally with research and development, clinical trials and related regulatory reviews and approvals. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers, the Company’s Securities and Exchange Commission filings and reports, including in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016 and future filings and reports by the Company. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Other than as required by applicable law, DBV Technologies undertakes no obligation to update or revise the information contained in this announcement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DBV TECHNOLOGIES S.A.

Date: December 18, 2017	By:	/s/ David Schilansky
	Name:	David Schilansky
	Title:	Deputy Chief Executive Officer